UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                               THE WET SEAL, INC.
                               ------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.10 Par Value
                     -------------------------------------
                         (Title of Class of Securities)

                                   961840105
                                   ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 14 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP NO.: 961840105                                          Page 2 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

             LA SENZA HOLDINGS INC. (formerly Los Angeles Express Fashions Inc.)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

             Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6        Citizenship or Place of Organization

             CANADA

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

             0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

             [X]

13       Percent of Class Represented By Amount in Row (11)

             0%

14       Type of Reporting Person (See Instructions)

             CO

                                  SCHEDULE 13D

CUSIP NO.: 961840105                                          Page 3 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

              LA SENZA EQUITIES INC. (formerly Suzy Shier Equities Inc.)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

              Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6        Citizenship or Place of Organization

              CANADA

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

              0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [X]

13       Percent of Class Represented By Amount in Row (11)

              0%

14       Type of Reporting Person (See Instructions)

              CO

                                  SCHEDULE 13D

CUSIP NO.: 961840105                                          Page 4 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

              LA SENZA CORPORATION

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

              Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6        Citizenship or Place of Organization

              CANADA

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,123,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,123,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

              3,123,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [X]

13       Percent of Class Represented By Amount in Row (11)

              10.95%

14       Type of Reporting Person (See Instructions)

              CO

                                  SCHEDULE 13D

CUSIP NO.: 961840105                                          Page 5 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

              STEPHEN GROSS HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

              Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6        Citizenship or Place of Organization

              CANADA

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,871,500
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,871,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

              3,871,500

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [X]

13       Percent of Class Represented By Amount in Row (11)

              13.22%

14       Type of Reporting Person (See Instructions)

              CO

                                  SCHEDULE 13D

CUSIP NO.: 961840105                                          Page 6 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

              STEPHEN GROSS

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

              Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6        Citizenship or Place of Organization

              CANADA

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,871,500
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,871,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

              3,871,500

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [X]

13       Percent of Class Represented By Amount in Row (11)

              13.22%

14       Type of Reporting Person (See Instructions)

              IN

                                  SCHEDULE 13D

CUSIP NO.: 961840105                                          Page 7 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

              TEITELBAUM HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

              Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6        Citizenship or Place of Organization

              CANADA

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,874,500
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,874,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

              3,874,500

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [ ]

13       Percent of Class Represented By Amount in Row (11)

              13.23%

14       Type of Reporting Person (See Instructions)

              CO

                                  SCHEDULE 13D

CUSIP NO.: 961840105                                          Page 8 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

              IRVING TEITELBAUM

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

              Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6        Citizenship or Place of Organization

              CANADA

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,874,500
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,874,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

              3,874,500

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [ ]

13       Percent of Class Represented By Amount in Row (11)

              13.23%

14       Type of Reporting Person (See Instructions)

              IN

                                                              Page 9 of 14 Pages

               This Amendment No. 10 to Schedule 13D relates to shares of Class A Common Stock, $0.10 par value per share (the "Class A Shares"), of The Wet
Seal, Inc. (the "Issuer"). This Amendment No. 10 supplementally amends the initial statement on Schedule 13D, dated August 21, 1995, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 10 is being filed by the Reporting Persons to report that the number of Class A Shares of which certain of the Reporting Persons may be deemed the beneficial owner of has changed by more than one percent of the total number of outstanding Class A Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) La Senza Holdings Inc. (formerly Los Angles Express Fashions Inc.) ("LA");

               (ii) La Senza Equities Inc. (formerly Suzy Shier Equities Inc.) ("La Senza Equities");

               (iii) La Senza Corporation ("La Senza Corporation");

               (iv) Stephen Gross Holdings Inc. ("SGHI");

               (v) Stephen Gross ("Mr. Gross");

               (vi) Teitelbaum Holdings Inc. ("THI"), and

               (vii) Irving Teitelbaum ("Mr. Teitelbaum").

               This Statement relates to Class A Shares held for the accounts of La Senza Corporation, SGHI and THI.

               Effective August 25, 2003, LA changed its name from Los Angeles Express Fashions, Inc. to La Senza Holdings Inc. and La Senza Equities changed its name from Suzy Shier Equities Inc.

               On January 30, 2004, LA transferred all of its Class A Shares and shares of the Issuer's Class B Shares, par value $0.10 per share ("Class B Shares"), held for its account ultimately to La Senza Corporation pursuant to a corporate reorganization. All Class B Shares are convertible 1-for-1 into Class A Shares at any time at the option of the holder. As a result, as of January 30, 2004, La Senza Corporation acquired 23,000 Class A Shares and 3,000,000 Class B Shares formerly held for the account of LA. LA is wholly-owned by La Senza Equities. La Senza Equities is wholly-owned by La Senza Corporation.

Item 5.        Interest in Securities of the Issuer

               According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 25,530,528 as of December 9, 2003.

               (a) (i) LA and La Senza Equities may be deemed the beneficial owner of 0 Class A Shares (approximately 0% of the total number of Class A Shares outstanding).

                                                             Page 10 of 14 Pages

                   (ii) La Senza Corporation may be deemed the beneficial owner of 3,123,000 Class A Shares (approximately 10.95% of the total number of Class A Shares outstanding assuming conversion of 3,000,000 Class B Shares). This number consists of (A) 123,000 Class A Shares held for its account and (B) 3,000,000 Class B Shares held for its account.

                   (iii) Each of SGHI and Mr. Gross may be deemed the beneficial owner of 3,871,500 Shares (approximately 13.22% of the total number of Class A Shares outstanding assuming the conversion of 3,748,500 Class B Shares). This number consists of (A) 123,000 Class A Shares held for the account of La Senza Corporation, (B) 3,000,000 Class B Shares held for the account of La Senza Corporation and (C) 748,500 Class B Shares held for the account of SGHI.

                   (iv) Each of THI and Mr. Teitelbaum may be deemed the beneficial owner of 3,874,500 Shares (approximately 13.23% of the total number of Class A Shares outstanding assuming the conversion of 3,751,500 Class B Shares). This number consists of (A) 123,000 Class A Shares held for the account of La Senza Corporation, (B) 3,000,000 Class B Shares held for the account of La Senza Corporation and (C) 751,500 Class B Shares held for the account of THI.

               First Canada Management Consultants Limited, a Canadian company wholly owned by Teitelbaum Investments Ltd., a Canadian company of which Mr. Teitelbaum is the majority shareholder ("First Canada"), holds presently exercisable options to acquire 315,000 Class A Shares. In addition, First Canada holds the following additional options to acquire (i) 67,500 Class A Shares, which options will vest on September 22, 2004, (ii) 90,000 Class A Shares, which options vest in increments of 45,000 Class A Shares on May 4th of the years 2004 and 2005, (iii) 100,000 Class A Shares, which options vest in increments of 33,333 Shares on April 4th of the years 2004 through 2006, and (iv) 75,000 Class A Shares, which options vest in increments of 25,000 on April 7th of the years 2004 through 2006 (the "Options").

               (b) (i) La Senza Corporation may be deemed to have shared power to direct the voting and disposition of the 123,000 Class A Shares and the 3,000,000 Class B Shares held for its account.

                   (ii) Each of SGHI and Mr. Gross may be deemed to have shared power to direct the disposition of the 123,000 Class A Shares held for the account of La Senza Corporation, 3,000,000 Class B Shares held for the account of La Senza Corporation and 748,500 Class B Shares held for the account of SGHI.

                   (iii) Each of THI and Mr. Teitelbaum may be deemed to have shared power to direct the disposition of the 123,000 Class A Shares held for the account of La Senza Corporation, 3,000,000 Class B Shares held for the account of La Senza Corporation and 751,500 Class B Shares held for the account of THI.

               (c) Except for the transactions disclosed above in Item 2, there have been no transactions with respect to the Class A Shares since December 6, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) The shareholders of La Senza Corporation have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held by La Senza Corporation in accordance with their ownership interests in La Senza Corporation.

                                                             Page 11 of 14 Pages

               (e) As of January 30, 2004, each of LA and La Senza Equities ceased to be a beneficial owner of more than five percent of the Shares.

               With reference to the information set forth above, this filing shall not be deemed an admission that the Reporting Persons are the beneficial owners of any securities of the Issuer which are not directly held by them.

Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 14 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 4, 2004              LA SENZA HOLDINGS INC. (formerly Los Angeles
                                    Express Fashions Inc.)

                                    By:/s/ I. Teitelbaum
                                       --------------------------------
                                       Name:    I. Teitelbaum
                                       Title:   Secretary

                                    LA SENZA EQUITIES INC. (formerly Suzy  Shier
                                    Equities Inc.)

                                    By:/s/ I. Teitelbaum
                                       --------------------------------
                                       Name:    I. Teitelbaum
                                       Title:   Secretary

                                    LA SENZA CORPORATION

                                    By:/s/ I. Teitelbaum
                                       --------------------------------
                                       Name:    I. Teitelbaum
                                       Title:   Chairman and Chief Executive
                                                Officer

                                    STEPHEN GROSS HOLDINGS INC.

                                    By:/s/ Stephen Gross
                                       --------------------------------
                                       Name:    Stephen Gross
                                       Title:   Secretary

                                    STEPHEN GROSS

                                    By:/s/ Stephen Gross
                                       ---------------------------------

                                    TEITELBAUM HOLDINGS INC.

                                    By:/s/ I. Teitelbaum
                                       --------------------------------
                                       Name:    I. Teitelbaum
                                       Title:   Secretary

                                    IRVING TEITELBAUM

                                    By:/s/ I. Teitelbaum
                                       --------------------------------

                                                             Page 13 of 14 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------

B.             Joint  Filing  Agreement,  dated as of February  4,
               2004, by and among La Senza  Holdings  Inc., La Senza
               Equities Inc., La Senza Corporation,   Stephen  Gross
               Holdings Inc., Stephen Gross, Teitelbaum Holdings Inc.,
               Irving Teitelbaum......................................        14

                                                             Page 14 of 14 Pages

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

               The undersigned hereby agree that the statement on Schedule 13D with respect to the securities of The Wet Seal, Inc., dated as of February 4, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 4, 2004              LA SENZA HOLDINGS INC. (formerly Los Angeles
                                    Express Fashions Inc.)

                                    By:/s/ I. Teitelbaum
                                       --------------------------------
                                       Name:    I. Teitelbaum
                                       Title:   Secretary

                                    LA SENZA EQUITIES INC. (formerly Suzy  Shier
                                    Equities Inc.)

                                    By:/s/ I. Teitelbaum
                                       --------------------------------
                                       Name:    I. Teitelbaum
                                       Title:   Secretary

                                    LA SENZA CORPORATION

                                    By:/s/ I. Teitelbaum
                                       --------------------------------
                                       Name:    I. Teitelbaum
                                       Title:   Chairman and Chief Executive
                                                Officer

                                    STEPHEN GROSS HOLDINGS INC.

                                    By:/s/ Stephen Gross
                                       --------------------------------
                                       Name:    Stephen Gross
                                       Title:   Secretary

                                    STEPHEN GROSS

                                    By:/s/ Stephen Gross
                                       ---------------------------------

                                    TEITELBAUM HOLDINGS INC.

                                    By:/s/ I. Teitelbaum
                                       --------------------------------
                                       Name:    I. Teitelbaum
                                       Title:   Secretary

                                    IRVING TEITELBAUM

                                    By:/s/ I. Teitelbaum
                                       --------------------------------